Exhibit 99.1

TSX: ERO NYSE: ERO

August 6, 2021

Ero Copper announces closing of streaming agreement with RGLD Gold AG on the NX Gold Mine

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce that it has closed the previously announced Precious Metals Purchase Agreement (the “NX Gold Stream”) with RGLD Gold AG (“RG AG”), a wholly owned subsidiary of Royal Gold, Inc. The Company has received total upfront cash consideration of US$100 million from RG AG in exchange for 25% of gold produced from the NX Gold Mine until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. RG AG will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered.

Full details of the transaction can be found in the Company’s press release dated June 30, 2021.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

ERO COPPER CORP.
Signed: “David Strang”	For further information contact:

David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

1	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada